SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 2) (1)


                          General Maritime Corporation
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    Y2692M103
                                    ---------
                                 (CUSIP Number)

                             Peter C. Georgiopoulos
                          General Maritime Corporation
                               35 West 56th Street
                               New York, NY 10019
                                 (212) 763-5600

                                 with a copy to:

                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                               New York, NY 10022
                             Attn: Thomas E. Molner
                                 (212) 715-9100
                                 --------------

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 9, 2005
                                ----------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 pages)


----------------------
(1) The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No. Y2692M103               13D                     Page 2 of 4 pages
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Peter C. Georgiopoulos
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*  OO (see Item 3)

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                         [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

--------------------------------------------------------------------------------
NUMBER OF                         7     SOLE VOTING POWER: 2,917,793(1)
SHARES                          ------------------------------------------------
BENEFICIALLY                      8     SHARED VOTING POWER:  None
OWNED BY EACH                   ------------------------------------------------
REPORTING                         9     SOLE DISPOSITIVE POWER: 2,917,793(1)
PERSON WITH                     ------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER:  None
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          2,917,793(1)

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:
                                                                      [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.7%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT



----------------------
(1)  See response to Item 5.

                         AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 (this "Amendment") to the Schedule 13D filed on April 17, 2002 (the "Schedule") by Peter C. Georgiopoulos (the "Reporting Person") relates to the Common Stock, $.01 par value per share (the "Common Stock"), of General Maritime Corporation, a Marshall Islands corporation (the "Issuer"). This Amendment reflects the grant of performance bonus for 2004 in the form of restricted common stock described in Item 5 of the Schedule and in Items 3 and 5 below. Except as amended and supplemented hereby, the Schedule remains in full force and effect.

      Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 is amended and supplemented by adding the following paragraph immediately after the final paragraph thereof:

            The shares of restricted stock received by the Reporting Person (described in Item 5 below) were granted by the Issuer as compensation to the Reporting Person under the Issuer's 2001 Stock Incentive Plan (as amended and restated, effective December 12,
            2002).

      Item 4.  Purpose of Transaction.

      Item 4 is amended and supplemented by adding the following paragraph immediately after the first paragraph thereof:

            The acquisition of the restricted shares of common stock by the Reporting Person occurred as a grant as compensation for the Reporting Person (as described in Item 5 below).

      Item 5.  Interest in Securities of Issuer.

      The first paragraph of Item 5(a) of the Schedule is amended and restated in its entirety as follows:

      (a) The Reporting Person beneficially owns an aggregate of 2,917,793 shares of Common Stock, representing approximately 7.7% of the shares of Common Stock outstanding,(1) including 500,000 shares of restricted stock granted in November 2002, 75,000 shares granted in November 2003, and 150,000 shares granted in February 2005.

      Item 5(c) of the Schedule is amended and restated in its entirety as follows:

      (c) Subject to the obligation of the Reporting Person to return to the Issuer any dividends paid on shares of restricted stock that become subject to forfeiture under the terms of the grants, no person other than the Reporting Person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of restricted stock beneficially owned by him.

      Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

      The last sentence of Item 6 is amended and restated in its entirety as follows:

      The Reporting Person is currently not a party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, other than his employment agreement with the Issuer, which was filed as an exhibit to the Issuer's Registration Statements on Form S-1/A, filed on June 6, 2001 and incorporated by reference as Exhibit B to this Schedule, and his restricted stock grant agreements with the Issuer pertaining to the November 2002 and November 2003 grants, which are incorporated by


----------------
(1) Based upon 37,692,745 shares of Common Stock outstanding as of November 4, 2004 as reported on the Issuer's Form 10-Q for the period ended September 30, 2004.

      reference as Exhibits D and E to this Schedule. On November 26, 2002, the Reporting Person surrendered outstanding options to purchase 350,000 shares of the Issuer's common stock. The 500,000 shares of restricted stock granted in November 2002 will generally vest, if at all, on November 26, 2009. The 75,000 shares of restricted stock granted in November 2003 will generally vest, if at all, in equal installments commencing on the first four anniversaries of November 12, 2003. The 150,000 shares of common stock of the issuer granted in February 2005 will generally vest, if at all, on November 16, 2014. All such shares of restricted stock are subject to accelerated vesting upon the death, disability, dismissal without cause or resignation for good reason of the Reporting Person or upon a change of control of the Issuer.

      Item 7. Materials to be filed as Exhibits.

      Item 7 is amended and supplemented by adding the following immediately after the final paragraph thereof:

      Exhibit D:   Restricted Stock Grant Agreement dated November 26, 2002
                   between General Maritime Corporation and Peter C.
                   Georgiopoulos.

      Exhibit E:   Restricted Stock Agreement dated November 12, 2003 between
                   General Maritime Corporation and Peter C. Georgiopoulos.

                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 11, 2005                  /s/ Peter C. Georgiopoulos
                                           -------------------------------
                                           Peter C. Georgiopoulos

                                                                       Exhibit D

                          General Maritime Corporation
                        Restricted Stock Grant Agreement

            THIS AGREEMENT, made as of the 26th day of November 2002, between GENERAL MARITIME CORPORATION (the "Company") and Peter Georgiopoulos (the "Participant").

            WHEREAS, the Company has adopted and maintains the General Maritime Corporation 2001 Stock Incentive Plan (the "Plan") to provide certain key persons, on whose initiative and efforts the successful conduct of the business of the Company depends, and who are responsible for the management, growth and protection of the business of the Company, with incentives to: (a) enter into and remain in the service of the Company, a Company subsidiary or a Company joint venture, (b) acquire a proprietary interest in the success of the Company,
(c) maximize their performance and (d) enhance the long-term performance of the Company (whether directly or indirectly through enhancing the long-term performance of a Company subsidiary or a Company joint venture);

            WHEREAS, the Plan provides that the Compensation Committee (the "Committee") of the Board of Directors (or the Board of Directors if it so elects) shall administer the Plan and determine the key persons to whom awards shall be granted and the amount and type of such awards; and

            WHEREAS, the Committee has determined that the purposes of the Plan would be furthered by granting the Participant an award under the Plan as set forth in this Agreement;

            NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

            1. Grant of Restricted Stock. Pursuant to, and subject to, the terms and conditions set forth herein and in the Plan, the Committee hereby grants to the Participant 500,000 restricted shares (the "Restricted Stock") of common stock of the Company, par value $0.01 per share ("Common Stock").

            2. Grant Date. The Grant Date of the Restricted Stock is November 26, 2002.

            3. Incorporation of Plan. All terms, conditions and restrictions of the Plan are incorporated herein and made part hereof as if stated herein. If there is any conflict between the terms and conditions of the Plan and this Agreement, the terms and conditions of the Plan, as interpreted by the Committee, shall govern. Except as otherwise provided herein, all capitalized terms used herein shall have the meaning given to such terms in the Plan.

            4. Vesting. Subject to the further provision of this Agreement, the Restricted Stock shall vest on the earlier to occur of (the "Vesting Date"):

               (a) November 26, 2009, the seventh anniversary of the Grant Date, and

               (b) the occurrence of an event that causes a Change in Control, as defined in Section 3.8(a) of the Plan on the date hereof.

            5. Restrictions on Transferability. Until a share of Restricted Stock vests, the Participant shall not transfer the Participant's rights to such share of Restricted Stock or to any rights related thereto. Any attempt to transfer unvested shares of Restricted Stock or any rights related thereto, whether by transfer, pledge, hypothecation or otherwise and whether voluntary or involuntary, by operation of law or otherwise, shall not vest the transferee with any interest or right in or with respect to such shares of Restricted Stock or such related rights.

            6. Termination of Employment.

               (a) For Cause/Without Good Reason. In the event that the Participant's employment with the Company is terminated by the Company for Cause or by the Participant without Good Reason prior to the Vesting Date, all shares of Restricted Stock, together with any property in respect of such shares held by the custodian pursuant to Section 9 hereof, shall be forfeited as of the date of such termination of employment and the Participant promptly shall return to the Company any certificates evidencing such shares.

               (b) Without Cause/For Good Reason. In the event that the Participant's employment with the Company is terminated by the Company without Cause or by the Participant with Good Reason prior to the Vesting Date, a portion of the Restricted Stock shall become vested immediately prior to such termination of employment and all other shares of Restricted Stock, which have not become vested, together with any property in respect of such unvested shares held by the custodian pursuant to Section 9 hereof, shall be forfeited as of the date of such termination of employment and the Participant promptly shall return to the Company any certificates evidencing such unvested shares. The number of shares to become vested immediately prior to such termination of employment shall be equal to 500,000 multiplied by a fraction, the denominator of which is 84 and the numerator of which is the number of completed months between the Grant Date and the effective date of such termination of employment.

               (c) Termination for Death or Disability. In the event that the Participant's employment with the Company is terminated for reason of the Participant's death or Disability, all shares of Restricted Stock shall become vested immediately prior to such termination of employment.

               (d) Definitions of Certain Terms. The terms "Cause" and "Disability" shall have the meaning set forth in the most recent employment agreement between the Participant and the Company which defines such term as of the date of determination. The term "Good Reason" shall mean (i) the definition set forth in the most recent employment agreement between the Participant and the Company which defines such term as of the date of determination, (ii) any lowering of the Participant's base salary and (iii) any other substantive adverse change to the terms of Participant's employment with the Company or its affiliates, provided that in the case of (ii) and (iii) above the Participant gives the Company written notice of such circumstance and 30 days in which to cure the circumstance constituting Good Reason.

            7. Issuance of Certificates.

               (a) Reasonably promptly after the Grant Date, the Company shall issue and deliver to the Participant stock certificates, registered in the name of the Participant, evidencing the shares of Restricted Stock. Each such certificate may bear the following legend:

      "THE SALE, TRANSFER, ASSIGNMENT, PLEDGE, HYPOTHECATION ENCUMBRANCE OR OTHER DISPOSAL OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF THE GENERAL MARITIME CORPORATION 2001 STOCK INCENTIVE PLAN AND A RESTRICTED STOCK GRANT AGREEMENT BETWEEN GENERAL MARITIME CORPORATION AND THE HOLDER OF RECORD OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE. NO TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IN CONTRAVENTION OF SUCH PLAN AND RESTRICTED STOCK GRANT AGREEMENT SHALL BE VALID OR EFFECTIVE. COPIES OF SUCH AGREEMENT MAY BE OBTAINED BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THE CERTIFICATE TO THE SECRETARY OF GENERAL MARITIME CORPORATION."

Such legend shall not be removed from such certificates until such shares of Restricted Stock vest.

               (b) Reasonably promptly after any such shares of Restricted Stock vest pursuant to Section 4 hereof, in exchange for the surrender to the Company of the certificates evidencing such shares of Restricted Stock, delivered to the Participant under Section 7(a) hereof, the Company shall issue and deliver to the Participant (or the Participant's legal representative, beneficiary or heir) certificates evidencing such shares of Restricted Stock, free of the legend provided in Section 7(a) hereof, together with any property in respect of such shares held by the custodian pursuant to Section 9 hereof.

               (c) The Company may require as a condition of the delivery of stock certificates pursuant to Section 7(b) hereof that the Participant remit to the Company an amount sufficient in the opinion of the Company to satisfy any federal, state and other governmental tax withholding requirements related to the vesting of the shares represented by such certificate. To the extent permitted by applicable law, the Participant may satisfy such obligation by delivering shares of Common Stock or by directing the Company to withhold from delivery shares of Common Stock, in either case valued at their Fair Market Value on the Vesting Date with fractional shares being settled in cash.

               (d) The Participant shall not be deemed for any purpose to be, or have rights as, a shareholder of the Company by virtue of the grant of Restricted Stock, except to the extent a stock certificate is issued therefor pursuant to Section 7(a) hereof, and then only from the date such certificate is issued. Upon the issuance of a stock certificate, the Participant shall have the rights of a shareholder with respect to the Restricted Stock, including the right to vote the shares, subject to the restrictions on transferability, the forfeiture provisions and the requirement that dividends be held in escrow until the shares vest, as set forth in this Agreement.

            8. Securities Matters. The Company shall be under no obligation to effect the registration pursuant to the Securities Act of 1933, as amended (the "1933 Act") of any interests in the Plan or any shares of Common Stock to be issued thereunder or to effect similar compliance under any state laws. The Company shall not be obligated to cause to be issued or delivered any certificates evidencing shares of Common Stock pursuant hereto unless and until the Company is advised by its counsel that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which shares of Common Stock are traded. The Committee may require, as a condition of the issuance and delivery of certificates evidencing shares of Common Stock pursuant to the terms hereof, that the recipient of such shares make such covenants, agreements and representations, and that such certificates bear such legends, as the Committee, in its sole discretion, deems necessary or desirable. The Participant specifically understands and agrees that the shares of Common Stock, if and when issued, may be "restricted securities," as that term is defined in Rule 144 under the 1933 Act and, accordingly, the Participant may be required to hold the shares indefinitely unless they are registered under such Act or an exemption from such registration is available.

            9. Dividends, etc. Unless the Committee otherwise determines, any property, including cash dividends (but not including securities), received by a Participant with respect to a share of Restricted Stock as a result of any dividend, recapitalization, merger, consolidation, combination, exchange of shares or otherwise and for which the Grant Date occurs prior to such event but which has not vested as of the date of such event, will not vest until such share of Restricted Stock vests, and shall be promptly deposited with the Company or a custodian designated by the Company. The Company shall or shall cause such custodian to issue to the Participant a receipt evidencing the property held by it in respect of the Restricted Stock.

            10. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party hereto upon any breach or default of any party under this Agreement, shall impair any such right, power or remedy of such party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party or any provisions or conditions of this Agreement, must be in a writing signed by such party and shall be effective only to the extent specifically set forth in such writing.

            11. Right of Discharge Preserved. Nothing in this Agreement shall confer upon the Participant the right to continue in the employ or other service of the Company, or affect any right which the Company may have to terminate such employment or service.

            12. Integration. This Agreement contains the entire understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein. This Agreement, including, without limitation, the

Plan, supersedes all prior agreements and understandings between the parties with respect to its subject matter.

            13. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

            14. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to the provisions governing conflict of laws.

            15. Obligation to Notify. If the Participant makes the election permitted under section 83(b) of the Internal Revenue Code of 1986, as amended (that is, an election to include in gross income in the year of transfer the amounts specified in Section 83(b)), the Participant shall notify the Company of such election within 10 days of filing notice of the election with the Internal Revenue Service and shall within the same 10-day period remit to the Company an amount sufficient in the opinion of the Company to satisfy any federal, state and other governmental tax withholding requirements related to such inclusion in Participant's income. The Participant should consult with his or her tax advisor to determine the tax consequences of acquiring the Restricted Stock and the advantages and disadvantages of filing the Section 83(b) election. The Participant acknowledges that it is his or her sole responsibility, and not the Company's, to file a timely election under Section 83(b), even if the Participant requests the Company or its representatives to make this filing on his or her behalf.

            16. Reimbursement for Excise Tax. In the event that the Participant incurs any Excise Tax on any payments or benefits under this Agreement as a result of a Change of Control (or any other change described in Section 280G(b)(2) of the Code), the Company shall reimburse the Participant the amount of such Excise Tax incurred, but without duplicating any other reimbursement payment available to the Participant in connection with such tax (whether pursuant to the Participant's employment agreement or otherwise) and without any "gross up" pursuant to this Agreement for taxes owed by Participant for any reimbursement under this paragraph. Such reimbursement shall be subject to applicable withholding requirements and shall be paid upon the imposition upon the Participant of any Excise Tax. "Excise Tax" means the tax imposed by Section 4999 of the Code and any successor tax. For purposes of determining whether any payment or benefit is subject to the Excise Tax and the amount of such Excise Tax, (x) the total amount of payments and benefits received by the Participant as a result of such Change in Control (or such other change) shall be treated as "parachute payments" within the meaning of section 280G(b)(2) of the Code, and all "excess parachute payments" within the meaning of section 280G(b)(1) of the Code shall be treated as subject to the Excise Tax, except to the extent that, in the opinion of independent counsel selected by the Company and reasonably acceptable to the Participant ("Independent Counsel"), a payment or benefit hereunder (in whole or in part) does not constitute a "parachute payment" within the meaning of section 280G(b)(2) of the Code and the Treasury Regulations (including proposed Treasury Regulations) under Section 280G of the Code (the "Regulations"), or such "excess parachute payments" (in whole or in part) are not subject to the Excise Tax; (y) the amount of the payments and benefits hereunder that shall be treated as subject to the Excise Tax shall be equal to the lesser of (A) the total amount of such payments and benefits or (B) the amount of "excess parachute payments" within the meaning of section 280G(b)(1) of the Code (after applying clause (x) hereof); and (z) the value of any noncash benefits or any deferred payment or benefit shall be determined by Independent Counsel in accordance with the principles of sections 280G(d)(3) and (4) of the Code. If it is established pursuant to a final determination of a court or an Internal Revenue Service proceeding or the opinion of Independent Counsel that the Excise Tax exceeds the amount previously taken into account hereunder (including by reason of any payment the existence or amount of which cannot be determined at the time of the initial payment hereunder), the Company shall make an additional payment in the amount of such excess and any interest and penalties in respect of such excess within thirty (30) days of the Company's receipt of notice of such final determination or opinion. In the event that the Internal Revenue Service makes any claim, gives notice of any potential claim or institutes a proceeding against the Participant asserting that any Excise Tax or additional Excise Tax is due in respect of the payments or benefits hereunder, the Participant shall promptly give the Company notice of any such claim, potential claim or proceeding. The Participant will cooperate with the Company in connection with all discussions, negotiations, defenses, actions and proceedings solely to the extent relating to any Excise Tax payable in respect of payments or benefits hereunder, to the extent reasonably requested by the Company. All fees and expenses of Independent Counsel shall be borne by the Company.

            17. Participant Acknowledgment. The Participant hereby acknowledges receipt of a copy of the Plan. The Participant hereby acknowledges that all decisions, determinations and interpretations of the Committee in respect of the Plan, this Agreement and the Restricted Stock shall be final and conclusive.

            IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by its duly authorized officer, and the Participant has hereunto signed this Agreement on his own behalf, thereby representing that he has carefully read and understands this Agreement and the Plan as of the day and year first written above.


                              GENERAL MARITIME CORPORATION


                              By: /s/ John C. Georgiopoulos
                                 -------------------------------------
                              Name:  John C. Georgiopoulos
                              Title: Vice President


                              /s/ Peter Georgiopoulos
                              ----------------------------------------
                              Peter Georgiopoulos

                                                                       Exhibit E


                          GENERAL MARITIME CORPORATION
                           RESTRICTED STOCK AGREEMENT

            THIS AGREEMENT, made as of this 12 day of November 2003, between GENERAL MARITIME CORPORATION (the "Company") and Peter C. Georgiopoulos (the "Participant").

            WHEREAS, the Company has adopted and maintains the General Maritime Corporation 2001 Stock Incentive Plan (as amended and restated, effective December 12, 2002) (the "Plan") to provide certain key persons, on whose initiative and efforts the successful conduct of the business of the Company depends, and who are responsible for the management, growth and protection of the business of the Company, with incentives to: (a) enter into and remain in the service of the Company, a Company subsidiary or a Company joint venture, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company (whether directly or indirectly through enhancing the long-term performance of a Company subsidiary or a Company joint venture);

            WHEREAS, the Plan provides that the Compensation Committee (the "Committee") of the Board of Directors (or the Board of Directors if it so elects) shall administer the Plan and determine the key persons to whom awards shall be granted and the amount and type of such awards; and

            WHEREAS, the Board of Directors has determined that the purposes of the Plan would, be furthered by granting the Participant an award under the Plan as set forth in this Agreement;

            NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

      1. Grant of Restricted Stock. Pursuant to, and subject to, the terms and conditions set forth herein and in the Plan, the Board of Directors hereby grants to the Participant 75,000 shares of restricted stock of the Company (the "Shares").

      2. Certificate. Promptly after the execution of this Agreement, a certificate representing the number of Shares shall be registered in the Participant's name but shall be held by the Company for the account of the Participant subject to the terms and conditions of this Agreement. The Shares shall be issued from the Company's common stock reserved for issuance pursuant to the Plan.

      3. Vesting Schedule. The Shares shall be subject to the restrictions described in Section 4 below (the "Restrictions"). The Restrictions shall lapse with respect to 25% of the Shares on November 12, 2004 and each of the three anniversaries thereafter, conditioned upon the Participant's continued employment with the Company from the date of this Agreement until the date such Restrictions lapse (the "Restricted Period"). In the event the Participant's employment with the Company terminates for any reason before the end of the Restricted Period, the Participant shall forfeit all rights to the Shares.

      4. Restrictions. The Participant shall have the right to receive dividends and the right to vote the Shares, subject to the following restrictions: (a) the Participant shall not be entitled to delivery of the stock certificate until the expiration of the Restricted Period; (b) none of the Shares may be sold, transferred, assigned, pledged, or otherwise encumbered or disposed of during the Restricted Period.

      5. Changes in Stock. In the event of any change in the Company's common stock through the declaration of extraordinary dividends, stock dividends, recapitalization, stock splits, or combinations or exchanges of Common Stock, or in the event of a sale of all or substantially all of the assets of the Company or the merger or consolidation of the Company with or into another corporation, or in the event of other similar transactions, there shall be an appropriate adjustment to the number of Shares and, if applicable, to the price thereof.

      6. Taxes. The Participant shall be liable for any and all taxes, including withholding taxes, arising out of this Agreement. The Participant may elect to satisfy applicable withholding tax obligations by having the Company retain Shares having a Fair Market Value equal to the Company's minimum withholding obligation.

      7. Miscellaneous.

         (a) This Agreement shall be binding upon and inure to the benefit of the parties hereto and the successors and assigns of the Company and the heirs and personal representatives of the Participant.

         (b) This Agreement shall be governed by the laws of the State of New York applicable to agreements made and to be performed entirely within such State.

         (c) This Agreement may not be altered, modified, changed or discharged, except by a writing signed by or on behalf of both the Company and the Participant.

         (d) Neither the Plan nor this Agreement nor any provisions under either shall be construed so as to grant the Participant any right to remain in the employ of the Company.

         IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by its duly authorized officer, and the Participant has hereunto signed this Agreement on his own behalf, thereby representing that he has carefully read and understands this Agreement and the Plan as of the day and year first written above.



                                     GENERAL MARITIME CORPORATION

                                     By: /s/ John C. Georgiopoulos
                                         ---------------------------------
                                     Name:  John C. Georgiopoulos
                                     Title: Chief Administrative Officer
                                            Corporate Secretary


                                     /s/ Peter C. Georgiopoulos
                                     -------------------------------------
                                     Peter C. Georgiopoulos




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